Exhibit 99.6

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY

Chairman’s Address

Brisbane, Australia – 31 May 2012: Metal Storm Limited.

Fellow Shareholders,

Given that this is the 6th general meeting of Metal Storm shareholders in the past year, it will come as no surprise that I may seem today to be maintaining a message which you have heard before.

However, even within that consistency there has been progress which although subtle is worthwhile reflecting on as we look forward to the next twelve months.

And despite the high degree of funding difficulty the company has experienced we do look forward to increasing operations from mid August.

At our meeting in July last year we indicated that with regard to Capital requirements we needed to do three things: first to secure short term funding which was urgently needed, second to extend the maturity date of the Company’s debt and with those two things done to obtain funding of $10M-$15M to enable the Company to finalise its first commercial sales.

If we did not deliver on the first two quite quickly, the Company would fail. If we did not deliver on the third the efforts on the first two would be lost, but with those in place the last one could be accomplished around the end of March, 2012.

The Company through its executive, set about those tasks with great determination although the simplicity of the objective was not matched by the complexity of actually getting this done. Shareholders will have the sense of that from the number of times we have been required to approve those twists and turns which have enabled the Company to progress to a much more stable capital position.

In the near term we expect to complete the Luxinvest funding. That will require one further general meeting and with the approval of its shareholders Metal Storm should be in a position where it can anticipate stability in its funding program and with that a return to product finalisation for sales as its primary focus.

There will of course be a need for some further capital to get to cash flow from sales. The figure of $15M as the necessary injection estimated and advised to you last year has not reduced but your Board know with the work of the past year that is now an easier task than it was at that time. We have a reasonable view that we can look forward to capital support as we need it.

Metal Storm Limited

ACN 064 270 006

This outcome could not have been obtained without you, the shareholders, acting with goodwill, patience and understanding of the Company’s capital predicament. Thank you.

In this last year the Board has been required to be extremely disciplined with any expenditure. The demand of that constant attention to detail begs the question as to why the Board has continued with the executive team to fight for the capital stability which will be achieved with the Luxinvest investment and debt reduction. It might easily have determined that the task and effort was an excessive ask. It did not do so for a number of reasons.

First up, when Directors and staff take on the role they accept that they have to get the best outcome they can. This Board has taken that responsibility very seriously. It’s an obligation understood even if it’s not enjoyed. But, frankly, even more than the obligation the Board can see there is a future for the Company which will add significant value to the current position. There is a potential within this market, a depth of potential demand which needs only a capacity to fund and some time to obtain. The current share value is no reflection of that but given the company circumstance that value is understandable.

It is the Board’s intention in the short term to continue to concentrate on obtaining sufficient cash to enable it to be sure it has sufficient funding stability to achieve recognition of fair long term value.

During this past year the Company has had to accept the resignation of people it would have preferred to continue with the Company. Our cash levels and costs have meant winding back resources and we have lost good people. Today, I thank them for their understanding and good grace to exit. It may surprise some of you at this meeting to know there is and has been great goodwill by our staff towards the Company. They understand the technology, they understand the difficulty and they understand their obligation to you, the people who provide the funding they spend. And they also understand why we battle to continue. My thanks then to those who work for Metal Storm now and for those who have gone on to other things.

To you the shareholders, thank you for your perseverance and support. We hope to demonstrate the worth of that by more, clearer progress over this coming year.

To the executive staff, our thanks. To my Board and colleagues – thank you.

ENDS

Metal Storm Limited

ACN 064 270 006

Notes:

Metal Storm’s Australian Stock Exchange trading code: MST

Metal Storm’s OTC Symbol: MTSXY

Company Contact:

Australia & USA

Dr Lee Finniear - Chief Executive Officer, Metal Storm Limited - Ph: +61 7 3147 8600

Mr Peter Faulkner – President, Metal Storm Inc. – Ph: +1 (703) 2488218

About Metal Storm

Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.